

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2010

Mail Stop 4613

<u>Via U.S. Mail and facsimile</u>

Mr. Jimmy Wang, Chief Executive Officer
Worldwide Energy & Manufacturing USA, Inc.
408 N. Canal Street
South San Francisco, CA 94080

RE   :   Worldwide Energy & Manufacturing USA, Inc.
            Registration Statement on Form S-1
            Filed on: February 12, 2010
            File No.: 333-164900

Dear Mr. Wang:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Stockholders, page 39</u>

1. Please explain how you calculate that there are 2,188,270 shares underlying warrants, as reflected in the first paragraph of this section and the fee table. Your disclosure on page 7 indicates that the warrants that were issued in the January 26 and February 9 transactions are exercisable for only 1,970,956 shares.

2. Several footnotes to the table do not account for all of the shares being offered as shown in the table. See, for example, footnotes (6) (16) and (18). Please reconcile.

3. Please expand footnotes 14, 57, 58, and 65 to the selling shareholders table to identify the natural person(s) who has sole or shared voting and investment power over the shares of common stock referred to.

4. Identify any selling shareholder who is a broker-dealer or who is an affiliate of a broker-dealer.

5. Expand the selling shareholders' table to show the total amount of securities being offered pursuant to this prospectus.

Plan of Distribution, page 45

6. If a seller is an affiliate of a broker-dealer, state that the seller purchased its securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make that statement, please amend your disclosure to state that the seller is an underwriter.

Financial Statements

7. We note that the date of your latest balance sheet, September 30, 2009, is more than 134 days old. Please note that if your audited financial statements for 2009 are available or become available prior to the effective date of the registration statement, they must be included in the filing.

Undertakings, page 50

8. Please include the undertaking required by Item 501(a)(5)(ii) of Regulation S-K.

Exhibit 5 –Legal Opinion

9. Counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please revise the legal opinion accordingly.

10. Counsel's opinion should opine that the shares already outstanding that are being registered for resale are already legally issued, fully paid and non-assessable. The opinion as provided is appropriate only of the shares underlying warrants. Please revise the opinion accordingly.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions regarding the above comments, please do not hesitate to contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director